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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                    FORM 20-F/A

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended July 31, 2002,or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________________to____________________

                          COMMISSION FILE NO. ________

                                 NORTHWORKS INC.
                                 ---------------
             (Exact name of Registrant as specified in its charter)

                             Yukon Territory, Canada
                             -----------------------
                  (Jurisdiction of incorporation organization)

        Suite 1260, 609 Granville Street, Vancouver, B.C. Canada, V7Y 1G5
        -----------------------------------------------------------------
                     (Address of principal executive office)

                                 (604) 687-0888
                                 --------------
              (Registrant's telephone number, including area code)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                             -----------------------
                        COMMON SHARES, WITHOUT PAR VALUE
                                (Title of Class)
                             -----------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the Registration Statement:

As at January 31, 2003 the Company had 5,000,000 issued shares of common stock.

There is no present market for the Company's common shares. The market value of common shares held by non-affiliates is $nil.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ ] No [X]

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 [ ] Item 18 [X]

                                  INTRODUCTION

This  registration  statement, including all exhibits, consists of 66 pages. The
Exhibit  Index  is  displayed  on  page  24.

Northworks Inc. (the "Company") was incorporated under the laws of the Yukon Territory, Canada on March 27, 2002. All of the Company's common shares are held by non-United States citizens and residents, all of its officers and directors are non-United States citizens and residents and the Company has no assets located in the United States. As a result, the Company believes that it qualifies as a "foreign private issuer" for registering its common shares using this Form 20-F Registration Statement.

The Company is filing this Registration Statement with the Securities and Exchange Commission voluntarily to provide a means for a foreign company to qualify its shares for trading in the United States secondary market. No assurances can be given that a trading market for the Company's shares will ever develop in the United States or, if such a market does develop, that it will continue.
FORWARD-LOOKING  INFORMATION

Statements in this form, to the extent that they are not based on historical events, constitute forward-looking statements. These statements appear in a number of different places in this Registration Statement and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company. When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," and "project" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements. The Company does not intend or assume any obligation to update these forward-looking statements.

ACCOUNTING  PRINCIPLES

The Company's financial statements included herein were prepared in accordance with Canadian generally accepted accounted principles ("GAAP"). They also comply, in all material respects, with the accounting principles accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

DISCLOSURE AND INTERNAL CONTROLS AND PROCEDURES

The board of directors of the Company reviewed and evaluated, within 90 days of the date of this Registration Statement, the effectiveness of the disclosure controls and procedures used by the Company to ensure that material information relating to the Company is made known to them and concluded that such controls and procedures are adequate at this stage of the Company's development.

There were no significant changes to internal controls or in other factors that could significantly affect internal controls during the period covered by this Registration Statement.

CURRENCY  TRANSLATION

Unless otherwise indicated, all monetary amounts referred to in this Registration Statement are in Canadian dollars. At January 31, 2003 one U.S. dollar equalled approximately Canadian $1.5215

The following table sets forth a history of the exchange rates for the US dollar vs. Canadian dollar for each of the six months ending January 31, 2003.

        Month      Average     Low/High     Month End
        ---------  -------  --------------  ---------
        August      1.5674   1.5538/1.5918     1.5588
        September   1.5759   1.5524/1.5873     1.5872
        October     1.5778   1.5575/1.5980     1.5575
        November    1.5714   1.5538/1.5905     1.5650
        December    1.5593   1.5488/1.5776     1.5778
        January     1.5410   1.5215/1.5672     1.5215

The following table sets forth a history of the exchange rates for the US dollar vs. Canadian dollar during the Company's past five fiscal years.

        Year  Average    Low/High     July31
        ----  -------  -------------  ------
        2002   1.5700  1.5122/1.6104  1.5829
        2001   1.5575  1.5336/1.5789  1.5325
        2000   1.4694  1.4353/1.5127  1.4870
        1999   1.5080  1.4310/1.5795  1.5063
        1998   1.4052  1.3663/1.4651  1.5119

                                TABLE OF CONTENTS


INTRODUCTION. . . . . . . . . . . . . . . . . . . . . . . . . .   2

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS .   5

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE . . . . . . . .   5

ITEM 3. KEY INFORMATION . . . . . . . . . . . . . . . . . . . .   5

ITEM 4. INFORMATION ON THE COMPANY. . . . . . . . . . . . . . .   9

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS. . . . . .  12

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES. . . . . . .  14

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS . . .  16

ITEM 8. FINANCIAL INFORMATION . . . . . . . . . . . . . . . . .  17

ITEM 9. THE OFFER AND LISTING . . . . . . . . . . . . . . . . .  17

ITEM 10. ADDITIONAL INFORMATION . . . . . . . . . . . . . . . .  18

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK . . . . . . . . . . . . . . . . . . . . . . .  23

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES  23

ITEM 17. FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . .  24

ITEM 18. FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . .  24

ITEM 19. EXHIBITS . . . . . . . . . . . . . . . . . . . . . . .  24

                                     PART I

ITEM 1.   IDENTITY  OF  DIRECTORS,  SENIOR  MANAGEMENT  AND  ADVISERS

A.   DIRECTORS  AND  SENIOR  MANAGEMENT

        NAME AND BUSINESS ADDRESS         POSITION WITH COMPANY

        William D. McCartney (1)          C.E.O., President and Director
        1260-609 Granville Street
        Vancouver, Canada

        Murray J. Oliver (1)              C.F.O., Secretary, Director
        1260-609 Granville Street
        Vancouver, Canada

(1)  Member of Audit Committee


B.  ADVISERS

Not applicable

C.   AUDITORS

Davidson & Company, chartered accountants, has been the Company's auditor from the Company's inception. Their address is Suite 1200, 609 Granville Street, Vancouver, Canada. They are members of the Institute of Chartered Accountants of British Columbia and the Canadian Institute of Chartered Accountants.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

The following represents selected financial data for the Company from the Company's inception on March 27, 2002 to July 31, 2002, the Company's fiscal year end, and from August 1 to January 31, 2003 prepared in accordance with generally accepted accounting principles in the United States.

All amounts are expressed in Canadian dollars. Exchange rate information is presented in the introduction to this Registration Statement.

                             January 31     JULY 31
                                2003          2002
                            -------------  -----------
Revenues                    $          -   $        -
Net loss                    $ (12,655)(1)  $(2,500)(2)
Total assets                $          -   $        -
Total liabilities           $     15,155   $    2,500
Shareholders' equity        $    (15,155)  $   (2,500)
Capital stock               $          -   $        -
Common shares outstanding      5,000,000    5,000,000
Net loss per share(3)       $      (0.00)  $    (0.03)
Cash dividends              $          -   $        -

     (1) The net loss is for the six month period from August 1 to January 31, 2003.
     (2) The net loss is for the period from inception on March 27 to July 31, 2002
     (3) Net loss per share is based upon weighted number of shares outstanding during the relevant period.

The financial data presented above is only a summary and should be read together with the Company's financial statements, which are attached hereto.

B.   CAPITALIZATION  AND  INDEBTEDNESS

The following table sets for the capitalization of the Company as at January 31, 2003.

Current  indebtedness                                        $     15,155 (1)
Long-term  debt                                                         -
Shareholders'  equity
   Capital  stock
       Authorized
          Unlimited  common  shares  without  par  value
       Issued
          5,000,000  common  shares                                     -
Deficit  accumulated  during  development  stage                  (15,155)
                                                             -------------
                                                             $          -
                                                             =============

     (1)  Includes $11,555 owing to related parties.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D.   RISK FACTORS

THE COMPANY HAS IDENTIFIED THE FOLLOWING RISK FACTORS AS SIGNIFICANT. THE ORDER IN WHICH THEY APPEAR IS INTENDED TO REFLECT MANAGEMENT'S OPINION OF THEIR ORDER OF PRIORITY TO THE COMPANY. READERS SHOULD, HOWEVER, CAREFULLY REVIEW ALL OF THE RISK FACTORS IN ASSESSING THE COMPANY'S PROSPECTS. SOME INFORMATION IS PRESENTED AS OF THE DATE HEREOF AND IS SUBJECT TO CHANGE, COMPLETION OR AMENDMENT WITHOUT NOTICE.

NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss, which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of an identified target company. While the directors intend to seek business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the target company and numerous other factors beyond the Company's control.


LIQUIDITY AND CAPITAL RESOURCES. As at January 31, 2003, total cash was $nil; current liabilities exceeded current assets by $15,155; and total liabilities exceeded total assets by $15,555. The Company's ability to satisfy future working capital requirements is dependent upon its ability to secure additional funding through public or private sales of securities, including equity securities of the Company. There is no assurance that the Company will be able to secure the necessary capital on terms acceptable to the Company or on any terms. The Board of Directors and management have agreed that they will advance to the Company any funds, which the Company requires to pay legal, audit and other costs associated with this Registration Statement and subsequent regulatory filings over the next twelve months while it attempts to secure the necessary capital to carry out its business plans. The aggregate dollar amount of such expenses can not be reasonably estimated. Should the directors fail to advance the necessary funds or should the Company fail to secure additional capital from third party sources to pay the Company's expenses, the Company will be unable to continue to prosecute its business plans and may be forced to cease operations. As a consequence, the auditors' report on the Company's financial statements, as at July 31, 2002, includes a statement that the Company's ability to continue as a going concern is in doubt.

LIMITED TIME AVAILABILITY. While seeking a business combination, the directors anticipate devoting up to ten hours per month to the business of the Company. Notwithstanding the time commitment of the directors, the loss of their services would adversely affect development of the Company's business and its likelihood of continuing operations.

FOREIGN COMPANY AND FOREIGN JURISDICTION

The Company is a foreign company with all of its operations in Canada and its officers and directors are residents of Canada, consequently it will be difficult for investors to: (i) effect service of process within the United States on the Company or any of its officers and directors; (ii) enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the Company or any of its officers or directors; (iii) enforce judgments of U.S. courts on civil liability provisions of the U.S. federal securities laws in the Canadian court against the Company and its officers and directors; and bring an original action in the Canadian court to enforce liabilities based on the U.S. federal securities laws against the Company and officers and directors.

COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies, which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

NO AGREEMENT FOR BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company.

NO STANDARDS FOR BUSINESS COMBINATION. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which it will require a target company to have achieved or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

LACK OF MARKET RESEARCH. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business opportunity. Consequently, the Company's activities will be limited to those engaged in by the business opportunity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Section 13 of the Securities and Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including audited financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

DILUTION. The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control of the Company.

PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

CONFLICTS OF INTEREST. The Company's officer and directors participate in other business ventures, which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. The Company may, but will not necessarily, seek a merger with, or acquisition of, any entity in which any member of management or the board of directors serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest

MARKET RISK. The Company's common shares do not presently trade on any recognized stock exchange or other organized securities market. The Company may make application to have its common shares listed for trading in an organized securities market after this Registration Statement becomes effective, however, there is no assurance that such application will be accepted or that a market for the common shares of the Company will ever develop in the United States or, if such a market does develop, that it will continue or that the trading price of the shares will not be subject to significant price fluctuations. Accordingly, an investment in common shares of the Company should only be considered by those investors who do not require liquidity and can afford to suffer a total loss of their investment. An investor should consult with professional advisers before making such an investment.

EXCHANGE RATE FLUCTUATIONS. The Company's business is operated from its head office in Vancouver, Canada. Accordingly, most of its costs and assets are in Canadian dollars. Any significant increase or decrease in the value of the Canadian dollar compared to the U.S. dollar would have a significant impact on the financial position of the Company. Similar exchange rate risks will arise should the Company's business expand into other markets and its business involves other currencies. The Company does not engage in any foreign currency hedging activities.

REGULATION UNDER INVESTMENT COMPANY ACT. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations, which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

ITEM 4.  INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated as Northworks Inc. under the Business Corporations Act of the Yukon Territory, Canada on March 27, 2002.

The Company's registered and records office is located at Suite 200, 204 Lambert Street, Whitehorse, Yukon, Canada, Y1A 3T2, and its head office is located at Suite 1260, 609 Granville Street, Vancouver, B.C., Canada, V7Y 1G5. Telephone:
(604)  687-0888.

The Company has received no revenues, made no investments or capital expenditures and, except for its formation, has had no active business operations since its inception.

The Company is filing this Registration Statement with the Securities and Exchange Commission voluntarily to provide a means for a foreign company to qualify for trading in the United States secondary market. No assurances can be given that a trading market for the Company's shares will ever develop in the United States or, if such a market does develop, that it will continue.

B.   BUSINESS OVERVIEW

GENERAL

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire a majority interest in a business entity presented to it by persons or firms who or which desire to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business or industry and the Company may participate in a business venture of virtually any kind or nature. The Company will primarily seek business opportunities in Canada but may elect to acquire or merge with a business entity in another jurisdiction including the United States. This discussion of the proposed business is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources.

A business entity may be interested in a business combination with the Company to: obtain an initial entry into the United States securities market; obtain investment capital on more favorable terms after it has become public; or use its securities for the acquisition of assets or businesses.

A business combination with a target company may require the transfer of the majority of the issued and outstanding common stock of the Company, the issuance of additional shares from treasury and the substitution by the target company of its own management and board of directors.

No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

BUSINESS  STRATEGIES

The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries. The Company will not restrict its search to any specific kind of business and it is impossible to predict at this time the status or stage of development of any business in which the Company may become involved.

The Company has engaged Pemcorp Management Inc. ("Pemcorp"), a private consulting services company controlled by a director and principal shareholder of the Company (See Item 7. "Major Shareholders and Related party Transactions") to search out, investigate and present to management, and the Company's board of directors, prospective business opportunities, and to provide administrative services under the supervision of management. It is the responsibility of management and the board of directors of the Company to determine if a particular business opportunity presented by Pemcorp is satisfactory, to supervise or undertake any additional analysis they consider appropriate and to negotiate the terms of an agreement to invest in, acquire or merge with any such business opportunity, and to ensure that the Company is in compliance with all governing laws and regulations. As a consequence of having common management and share control, Pemcorp is an affiliate of the Company

Mr. McCartney, a director and controlling shareholder of both the Company and Pemcorp, presently provides services of a similar nature to two other companies domiciled in Canada with similar business objectives except that they are not presently seeking to provide a means for a targeted business to qualify its shares for trading in the United States secondary market.

In analyzing prospective business opportunities presented by Pemcorp, the Company will consider such matters as, in order of importance, the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors.

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemptions from prospectus and registration requirements under applicable securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally, such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

The Company will not acquire or merge with any entity, which cannot provide audited financial statements for its most recent fiscal year end prior to the agreed upon date of closing the proposed transaction. If audited financial statements, acceptable to the Company, are not provided, the transaction will be voided. The Company will be subject to all of the reporting requirements imposed by the Securities and Exchange Commission upon the effective date of this Registration Statement. Included in those requirements is the duty of the Company to file certain financial and other material information relating to an investment in, acquisition of or merger with another business entity on Form 6-K as well as the Company's audited financial statements in its annual report on Form 20-F.

PLAN  OF  OPERATION

The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. Neither the Company's officer or directors nor any affiliates has engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company.

Pemcorp, under the supervision of management, anticipates seeking out target companies through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Any such solicitation will be at the expense of Pemcorp.

Mr. McCartney, a director and controlling shareholder of both the Company and Pemcorp, presently provides services of a similar nature to two other companies domiciled in Canada with similar business objectives ("Capital Pool Companies") except that they are not presently seeking to provide a means for a target business to qualify its shares for trading in the United States secondary market. Though the Capital Pool Companies have different shareholders and management than the Company and are intended to provide a means for a target business to qualify its shares in the Canadian secondary market, a conflict could arise. Management expects that Pemcorp will present it with only those prospective target businesses, which seek to develop a primary market for their shares in the United States, and that Pemcorp will present target businesses, which seek to develop a primary market for their shares in Canada to the Capital Pool Companies. However, because of the differences in capital structure, working capital and the means by which additional capital would be raised, it may be that a target business is more suitable for or may prefer one of the Capital Pool Companies. Such Capital Pool Companies may at anytime, if deemed desirable, file registration statements in the future to qualify their shares for secondary trading in the United States. In such case, a business combination might be negotiated on behalf of a Capital Pool Company.

The Company may pay referral fees to consultants, other than Pemcorp, and to others who refer target businesses. Such fees will only be paid if an investment, acquisition or merger occurs, and may consist of cash or stock in the Company or both.

The Company has no agreements or understandings currently with any consultant, except as disclosed herein. Management may determine, in the future, to utilize the services of a consultant, other than Pemcorp, to supplement the business experience of management. Such consultants may include, but are not restricted to, technical experts, business valuators and lawyers. Management would select a consultant based on the type of business opportunity presented, the nature of the services required by the Company, the form and amount of compensation required by the consultant and the years such consultant had been in business. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants. Such recommendations would be based upon facts and circumstances, particularly the requirements of the target company, at the time and not upon any pre-existing relationship between management and prospective consultants.

The Company has no full time employees. The Company's directors have agreed to allocate a portion of their time to the activities of the Company, as required. The directors anticipate that the business plan of the Company can be implemented by devoting approximately 10 hours per month, cumulatively, to the business affairs of the Company including the time spent by Pemcorp to discharge its duties. Consequently, conflicts of interest may arise with respect to the limited time commitment by such directors.


COMPETITION

The Company will remain an insignificant participant among the firms, which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

C.   ORGANIZATIONAL STRUCTURE

The Company is majority owned by William McCartney, a director of the Company and his spouse. (See "Item 7. Major Shareholders and Related Party Transactions".)

The Company has no operating subsidiaries.

D.   PROPERTY, PLANTS AND EQUIPMENT

The Company owns no property, plant or equipment and there are no current plans to purchase any in the near future. The Company currently utilizes the office of Pemcorp, which is located in a commercial building in Vancouver, British Columbia, Canada.. Intrinsic Capital Inc. and Vendin One Capital Inc. also utilize the office of Pemcorp. William McCartney, a director of the Company and Pemcorp, is also a director and minority shareholder of these companies.(See "Item 6.A. Directors and senior management", William McCartney)

The Company currently pays no rent. The present facilities are believed to be adequate for meeting the Company's needs for the immediate future. If required in the future, the Company does not anticipate that it will have any difficulty in obtaining additional space at reasonable lease rates.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and operating results of the Company for the period from the Company's inception on March 27, 2002 to January 31,2003 should be read in conjunction with the audited financial statements and related notes attached hereto. (See "Item 18. Financial Statements".)

The Company's financial statements included herein were prepared in accordance with Canadian generally accepted accounted principles. They also comply, in all material respects, with the accounting principles accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

The Company may, at some future date, acquire the securities of a business entity in exchange for the Company's securities. As a consequence, control of the Company may pass to the former security holders of the acquired business. This type of securities exchange would be accounted for as a recapitalization of the Company where the acquired business is deemed to be the purchaser for accounting but not legal purposes. Accordingly, the net assets of the acquired business would be carried over at cost and the net assets of the Company, if any, would be recorded at fair market value at the date of acquisition.

The Company has received no revenues and has had no active business operations since its inception.

A.   OPERATING RESULTS

From inception to January 31, 2003 the Company was incorporated under the laws of the Yukon Territory, Canada, issued 5,000,000 shares of common stock for total subscription proceeds of $5,000 and entered into a management contract with Pemcorp Management Inc., a related party (See "Item 7. Major Shareholders and Related Party Transactions"). The Company's loss for its fiscal year ending July 31, 2002 was $2,500, which comprised of professional fees. The Company's loss for the sixth month period from August 1 to January 31, 2003 was $17,655, which comprised management fees of $15,000 paid or payable to Pemcorp and other professional fees. Under United States generally accepted accounting principles the amount of the loss is reduced by $5,000. (See the Company's interim financial statements attached hereto for further explanation.) The Company will begin its search for a business entity with which it might merge, invest in or acquire once this Registration Statement has been declared effective. The
Company  has  no  other  business  undertakings.

B.   LIQUIDITY AND CAPITAL RESOURCES

As at January 31, 2003 total cash was $nil, current liabilities exceeded current assets by $15,155, and total liabilities exceeded total assets by $15,155. The Company derived its operating capital from the issuance of common shares and a loan from a related party.

The Company has no planned capital expenditures at this time.

The Company is contractually committed to pay $2,500 per month to Pemcorp Management Inc. (hereafter "Pemcorp") for management services commencing August 1, 2002. (See "Item 7. Major Shareholders and Related Party Transactions"). This contract may be cancelled by the Company at any time on 30 days written notice. The Company has paid a total of $5,000 to Pemcorp and accrued an additional $5,000 as owing for services rendered to November 30, 2002. Pemcorp has agreed that fees payable under the contract may be accrued and not paid until such time when the Company has adequate working capital, as determined by the Board of Directors at its sole discretion.

The Company's current working capital may be insufficient to meet its business objectives. There is no assurance that the Company will be able to secure additional capital, if required, on terms acceptable to the Company or on any terms. The Board of Directors and management have agreed that they will advance to the Company any additional funds, which the Company requires to pay legal, audit and other costs associated with this Registration Statement and subsequent regulatory filings over the next twelve months while it attempts to secure the necessary capital to carry out its business plans. Such advances will be made with an expectation of repayment. The agreement is an oral understanding and non-binding. Should the directors fail to advance the necessary funds or should the Company fail to secure additional capital from third party sources to pay the Company's expenses, the Company will be unable to continue to prosecute its business plans and carry on as a going concern. In such circumstances the Company may be forced to cease operations.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Not applicable

D.   TREND INFORMATION

Not applicable

ITEM  6.  DIRECTORS,  SENIOR  MANAGEMENT  AND  EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

The following are the names, ages and place of residence of the directors and executive officers of the Company and their respective positions with the Company and their principal occupations during the past five years.

     William D. McCartney - Mr. McCartney, age 47, is C.E.O., President and a director of the Company and has held this position since the Company's inception. He is the president and a director of Pemcorp Management Inc., a business consulting company, and has held these positions since 1990. Mr. McCartney is a chartered accountant in the Province of British Columbia, Canada and a citizen and resident of Canada.

Mr. McCartney is also a director and minority shareholder of Intrinsic Capital Inc. ("Intrinsic") and Vendin One Capital Inc. ("Vendin") both of which are Canadian companies, reporting issuers in the provinces of British Columbia and Alberta, Canada and are listed for trading on the TSX Venture Exchange (the "Exchange"). These companies are "capital pool companies", as defined by the Exchange, which are similar in nature and purpose to "blank check" companies in the United States except that they are intended to provide a means for a target company to qualify its shares for secondary trading in Canada. Intrinsic has recently signed a letter of intent to acquire a biometrics solutions company operating in Ontario, Canada. Upon completion, it is expected that Mr. McCartney shall resign as a director of Intrinsic. The shares of Intrinsic are halted from trading and shall remain so until it completes the proposed transaction. Vendin is presently negotiating with several prospective target businesses but has not reached any agreement in principle. The shares of Vendin shall remain halted from trading until it announces and completes a proposed business combination.

     Murray J. Oliver - Mr. Oliver, age 37, is C.F.O, Secretary and a director of the Company and held this position since the Company's inception. He is the manager of business development of Pemcorp Management Inc., a business consulting company, and has held that position since 2001. Previously he was the sole proprietor of North Star Consulting, an unincorporated business consulting services business since 1993. Mr. Oliver is a citizen and resident of Canada.

None of the directors or officers of the Company are related and there were no arrangements or understandings between any director or officer of the Company and any other person pursuant to which he was selected as a director or officer.

The Company intends to increase the number of members on the board of directors to include A majority of independent members prior to seeking an application to have its shares listed for trading on any recognized securities exchange or market or undertaking an offering of securities to the public. There is no assurance that any such application will ever be made.

B.   COMPENSATION

No cash or non-cash compensation was paid or distributed to any officer or director of the Company from its inception under any pension, stock option or other plans nor is there any plan for such payments or distributions during the next fiscal year.

No monies were set aside or accrued by the Company from its inception and no plan presently exists to provide pension, retirement, termination or similar benefits for directors or officers of the Company.

Presently, there are no standard or other arrangements under which directors or officers of the Company will be compensated directly for their services in their capacity as directors or officers, except that they are each entitled to be reimbursed for their out-of-pocket expenses and any advances made by them to the Company upon the Company's receipt of adequate working capital. The Company is, however, party to a management agreement with Pemcorp, which is an affiliate of the Company and a director of the Company (See "Item 7. Major Shareholders and Related Party Transactions").

The Company has no compensatory plan or arrangement to compensate directors or officers of the Company in the event of their termination or following a change in control of the Company.

C.   BOARD PRACTICES

The Company's directors are elected by the shareholders at each annual general meeting and typically hold office until the next annual general meeting at which time they may be re-elected or replaced. The current Board of Directors was elected March 27, 2002, the date of the Company's inception.

The By-laws of the Company permit the directors to appoint directors to fill any casual vacancies that may occur due to resignation of directors. Individuals appointed as directors to fill casual vacancies hold office like any other director until the next annual general meeting at which time they may be re-elected or replaced. The Articles of the Company require that there be at least three directors and no more than seven directors.

The chief executive officer and the secretary of the Company were appointed on March 27, 2002 and hold their respective offices at the discretion of the Board of Directors.

The Company's audit committee presently includes the Company's two directors as follows:

     William D. McCartney     C.E.O., President and Director
     Murray J. Oliver         C.F.O., Secretary, Director

The audit committee reviews the Company's annual and interim financial statements, meets with the Company's auditors, when applicable, and makes recommendations to the Board of Directors. Should the Company seek a listing of its shares on a recognized stock exchange or other organized securities market, the Company will expand the Board of Directors and the audit committee to include independent directors. Mr. McCartney is a chartered accountant and a member in good standing with the Canadian Institute of Chartered Accountants and as such is considered a financial expert.

The Company does not presently have a compensation committee.

D.   EMPLOYEES

The Company has no full or part time employees, except for management and the Board of Directors.

E.   SHARE OWNERSHIP

As of January 31, 2003, the present directors and senior management of the Company, as a group own, directly or indirectly a total of 5,000,000 shares representing 100% of the issued and outstanding common shares, as follows:

                                                      PERCENT
       TITLE                                           OWNED
       OF CLASS   IDENTITY OF PERSON      AMOUNT     OF CLASS
       Common    William D. McCartney  4,750,000(1)        95%
       Common    Murray J. Oliver          250,000          5%

(1) Includes 2,750,000 common shares owned directly by Mr. McCartney and 2,000,000 shares owned by Monica Rafuse, Mr. McCartney's spouse.

There are no outstanding options or warrants to purchase securities from the Company and no present arrangements to grant options to any director, officer or employee of the Company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

The Company is not indirectly owned or controlled by any other corporation or foreign government.

As of January 31, 2003, there are no persons or groups known to the Company to be the owners of more than 5% of the Company's issued and outstanding shares except as disclosed below.

                                                             PERCENT
       TITLE                                                  OWNED
       OF CLASS  IDENTITY OF PERSON OR GROUP     AMOUNT     OF CLASS
       Common    William D. McCartney         4,750,000(1)        95%
       Common    Monica J. Rafuse             2,000,000           40%
       Common    Murray J. Oliver               250,000            5%

     (1) Includes 2,750,000 common shares owned directly by Mr. McCartney and 2,000,000 shares owned by Monica Rafuse, Mr. McCartney's spouse.

As of January 31, 2001 there were a total of 3 holders of record of the Company's common shares and a total of 5,000,000 common shares were outstanding. None of the issued common shares were held by citizens of or persons residing in the United States.

None of the above persons have different voting rights from other shareholders of the Company.

There are no arrangements, known to the Company, the operation of which could result in a change in control of the Company.

B.   RELATED PARTY TRANSACTIONS

The Company has entered into an agreement to pay management fees of $2,500 to Pemcorp pursuant to a written agreement made effective August 1, 2002, which provides for the payment of $2,500 per month for general management services. William McCartney, a director and majority shareholder of the Company, is also a director and majority shareholder of Pemcorp. As a consequence, the Company and Pemcorp are affiliated. The agreement may be cancelled by the Company on 30 days written notice. The Company has paid a total of $5,000 to Pemcorp and accrued an additional $10,000 as owing for services rendered to January 31, 2003. Pemcorp has agreed that future fees payable under the agreement may be accrued and not paid until such time when the Company has adequate working capital, as determined by the Board of Directors at its sole discretion.

On July 30, 2002 the Company issued 5,000,000 common shares to two directors of the Company and one spouse of a director for cash in the aggregate amount of $5,000.

Pemcorp advanced the sum of $1,555 to the Company to cover expenses and the Company owes Pemcorp an additional $10,000 for services rendered to January 31, 2002. The amounts are due on demand without interest. It is expected that the Company shall, upon receipt of adequate working capital, reimburse Pemcorp for funds advanced and pay Pemcorp amounts owing for services rendered.

Mr. McCartney is a director and controlling shareholder of both the Company and Pemcorp. As a consequence, both Mr. McCartney and Pemcorp are affiliates of the Company.

C.   INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.  FINANCIAL INFORMATION

A.   FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

FINANCIAL STATEMENTS

The Company's audited financial statements for the period from the Company's inception on March 27, 2002 to July 31, 2002 together with the auditors' report and the Company's unaudited interim financial statements for the six month period from August 1, 2002 to January 31, 2003 are included in this Registration Statement under Item 18 and incorporated herein by reference. These financial statements were prepared in accordance with Canadian generally accepted accounted principles. They also comply, in all material respects, with the accounting principles accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

LEGAL PROCEEDINGS

The Company is not presently involved in, nor is it aware of any pending legal proceedings, which could have a material adverse effect upon its business or financial position. To the best of the Company's knowledge, there are no legal proceedings contemplated by any governmental or regulatory authority.

DIVIDEND POLICY

The Company has not paid dividends since its inception and the Company has no plans to pay dividends in the foreseeable future.

B.   SIGNIFICANT CHANGES

Not Applicable

ITEM 9.  THE  OFFER  AND  LISTING

A.   OFFER AND LISTING DETAILS

The Company is not presently offering securities to the public.

B.   PLAN OF DISTRIBUTION

Not  Applicable

C.   MARKETS

The Company's common shares do not presently trade on any recognized stock exchange or other organized securities market.

The Company may make application, in the future, to have its common shares listed for trading on a stock exchange or other organized securities market, however, there is no assurance that a market for the common shares of the Company will ever develop in the United States or, if such a market does develop, that it will continue. The Company believes that having its common shares eligible to trade in the United

States secondary market would enhance its ability to carry out its business plans and strategies.

D.   SELLING SHAREHOLDERS

Not  applicable

E.   DILUTION

Not  applicable

F.   EXPENSES OF ISSUE

Not  applicable

ITEM  10.  ADDITIONAL  INFORMATION

A.   SHARE CAPITAL

The Company has an authorized capital of unlimited common shares without par value, of which 5,000,000 shares were outstanding as of January 31, 2003.

The common shares are not subject to any future call or assessment and they all have equal voting rights of one vote per share. There are no special rights or restrictions of any nature attached to any of the shares and they all rank equally, as to all benefits that might accrue to the holder thereof.

There are no outstanding options or warrants to purchase commons shares of the Company or other securities convertible into common shares of the Company, and the Company is not presently party to any agreement to issue securities of the Company in the future.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

ORGANIZATION

The Company is a corporation incorporated in the Yukon Territory, Canada, under the Yukon Business Corporations Act on March 27, 2002 under No. 29402 by way of Articles of Incorporation.

OBJECTS  AND  PURPOSES

The Company does not have any objects or purposes stated in its Articles or By-laws. Under Yukon law, the Company may carry on any business.

DIRECTORS

Every director and officer of a Yukon corporation in exercising his powers and discharging his duties must:

     (a) act honestly and in good faith with a view to the best interests of the corporation;

     (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and

     (c) comply with the Act, the regulations, articles, bylaws and any unanimous shareholders' agreement.

No provision in a contract, the Articles, the By-laws or a resolution relieves a director or officer from the duty to act in accordance with the Act or relieves him from liability for a breach of that duty.

The Company's By-laws do not require a director to abstain from voting on a proposal, arrangement or contract in which the director is materially interested. Pursuant to Yukon law, a director or officer of a corporation who:

     (a) is a party to a material contract or proposed material contract with the corporation, or

     (b) is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the corporation,

shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his interest.

The By-laws permit the directors to vote on compensation to themselves or any member of their body without independent quorum. Yukon law states that, subject to the Articles, the By-laws or any unanimous shareholder agreement, the directors of a corporation may fix the remuneration of the directors, officers and employees of the corporation.

The By-laws provide that the directors may, from time to time, authorize the Company to make any bonds, debentures or other debt obligations issued by the Company. The borrowing powers may be varied by resolution of the directors and ratified by shareholders of the Company. Yukon law states that, unless the Articles or By-laws of, or a unanimous shareholder agreement relating to, a corporation otherwise provide, the directors of a corporation may, without authorization of the shareholders,

     (a)  borrow money on the credit of the corporation,

     (b)  issue, reissue, sell or pledge debt obligations of the corporation,

     (c) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the corporation, owned or subsequently acquired, to secure any obligation of the corporation.

Unless the articles or bylaws of or a unanimous shareholder agreement relating to a corporation otherwise provide, the directors may, by resolution, delegate the powers referred to above to a director, a committee of directors or an officer.

The By-laws do not contain an age limit for retirement of directors and do not contain a requirement that directors own shares of the Company. There is no reference in Yukon law to the age limit for retirement of directors but the law does state, unless the articles otherwise provide, that a director of a corporation is not required to hold shares issued by the corporation.

The By-Laws state that directors do not stand for re-election at staggered intervals and there is no cumulative voting permitted. Yukon law states that it is not necessary that all directors elected at a meeting of shareholders hold office for the same term and that a director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election.

COMMON  SHARES

The Company's authorized share capital consists of unlimited common shares without par value.

The holders of the common shares are entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each common share held by them.

In the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of common shares shall be entitled to receive any remaining property of the Company. Yukon law states that if, in the course of liquidation of a corporation, the shareholders resolve or the liquidator proposes to:

     (a) exchange all or substantially all the property of the corporation for securities of another body corporate that are to be distributed to the shareholders, or

     (b) distribute all or part of the property of the corporation to the shareholders in kind,

a shareholder may apply to the Supreme Court for an order requiring the distribution of the property of the corporation to be in money.

The common shares do not have any redemption or sinking-fund provisions and are not subject to any further capital calls by the Company. There are no provisions discriminating against any existing or perspective holder of common shares as a result of such shareholder owning a substantial number of shares.

A meeting of all holders of common shares is required to change the rights of holders of the common shares.

RESTRICTIONS  ON  RESALE

Until this Registration Statement becomes effective no share of the Company may be transferred without the approval of the Board of Directors. The issued shares are "Restricted Securities" as that term is defined in the Securities Exchange Act of 1934 and may only be resold in the United States pursuant to a registered Offering. Such shares may only be resold in Canada pursuant to a prospectus offering or in reliance upon an exemption from prospectus requirements.

DIVIDENDS

Holders of common shares are entitled to receive, out of profits and surplus available for dividend, any dividends declared by the directors on the common shares. Any dividend unclaimed after a period of six years from the date on which the dividend has been declared to be payable shall be forfeited and shall revert to the Company.

VOTING  RIGHTS

Each common share represents one vote. The By-laws of the Company state that cumulative voting is not permitted.

The Company's By-laws and Yukon law provide that resolutions are passed at shareholder meetings by a simple majority of votes cast, unless a higher vote is required by law.

SHAREHOLDER  MEETINGS

The By-laws of the Company provide that the annual meeting of shareholders shall be held at any location in North America specified by the directors in a notice of meeting. The directors determine the timing of the meeting.

The only persons entitled to be present at a meeting of the shareholders shall be those persons entitled to vote there at. A quorum of shareholders consists of two shareholders present in person or represented by proxy representing a minimum of 10% of the shares entitled to vote at the meeting. Consent resolutions by the voting shareholders may be passed in lieu of shareholders' meetings.

There are no limitations on the right to own securities, including the rights of non-resident or foreign shareholders, to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent documents of the Company.

CHANGE  IN  CONTROL

There are no provisions in the Company's Articles of Incorporation or By-laws that would have the effect of delaying, deferring or preventing a change of control of the Company.

DISCLOSURE  OF  SHAREHOLDINGS

There are no provisions in the By-laws governing the ownership threshold above which shareholder ownership must be disclosed.

C.   MATERIAL CONTRACTS

The Company is contractually committed to pay $2,500 per month to Pemcorp for management services commencing August 1, 2002. This contract may be cancelled by the Company at any time on 30 days written notice. Pemcorp has agreed that fees payable under the contract after September 1, 2002 may be accrued and not paid until such time when the Company has adequate working capital, as determined by the Board of Directors at its sole discretion.

D.   EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export of capital affecting the remittance of interest, dividends or other payments to nonresident holders of the Company's shares. Any such remittances, however, are subject to withholding tax.

There are no limitations under the laws of Canada, the Yukon Territory or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the shares of the Company. However, under the provisions of the Investment Canada Act, when control of a Canadian business is acquired by a non-Canadian, the transaction may be reviewable in certain circumstances by

Investment Canada, an agency of the federal government of Canada. Reviewable transactions are those in which a non-Canadian acquires the assets of a Canadian business or the voting shares of a Canadian corporation the value of which assets or shares exceeds $5 million (Canadian). Also, certain transactions are specifically exempted from review.

E.   TAXATION

TAXATION  ON  DIVIDENDS

Generally, cash dividends paid by Canadian corporations to nonresident shareholders are subject to a withholding tax of 25 percent. However, pursuant to paragraph 2 (b) of Article X of the Canada-United States tax treaty, dividends paid by the Company to a resident of the United States are only subject to a 15 percent withholding tax. Further, if the United states resident owns 10 percent or more of the voting shares of the Canadian company paying the dividends, the withholding tax is reduced to 10 percent. In addition to dividend withholding, interest paid to United States residents is subject to a 15 percent withholding tax pursuant to Article XI[2] of the Canada-United States tax treaty. U.S. taxpayers receiving dividends from the Company are required to report them as income under U.S. tax law. Such persons may be entitled to deduct from U.S. tax otherwise payable a credit for withholding taxes paid on their behalf by the Company to the Canadian government.


TAXATION  ON  CAPITAL  GAINS

A non-resident purchaser who holds shares of the Company as capital property will not be subject to Canadian tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a nonresident purchaser if the nonresident purchaser used the shares in carrying on a business in Canada or if at any time during the five-year period immediately preceding the disposition not less than 25 percent of the issued shares of any class of the Company belonged to the particular purchaser, persons with whom the purchaser did not deal at arm's length or any combination thereof. U.S. taxpayers that realize capital gains on the sale of shares of the Company are required to report such gains under U.S. tax law. Such persons may be entitled to deduct form U.S. taxes otherwise payable a credit for taxes paid, if any, by the taxpayer to the Canadian government in connection with the sale of shares.

Holders of common shares of the Company should seek independent advice from their own professional tax advisors with respect to the Canadian and U.S. Income Tax consequences arising from the holding of common shares of the Company.

F.   DIVIDENDS AND PAYING AGENTS

Not  applicable

G.   STATEMENT BY EXPERTS

Not  applicable

H.   DOCUMENTS ON DISPLAY

All documents concerning the Company, which are referred to in this Registration Statement are available for inspection at the offices of Thomas, Rondeau, Business Lawyers, Suite 1525, 625 Howe Street, Vancouver, B.C., Canada V6C 2T6.

I.   SUBSIDIARY INFORMATION

None

ITEM 11.  QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK

The Company is a "small business issuer" as defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and therefore need not provide the information requested by this item.

ITEM 12.  DESCRIPTION  OF  SECURITIES  OTHER  THAN  EQUITY  SECURITIES

None

                                     PART II


ITEM 13.  DEFAULTS,  DIVIDEND  ARREARAGES  AND  DELINQUENCIES

None

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None

ITEM 15.  CONTOLS AND PROCEDURES

Not applicable

ITEM 16.  [RESERVED]

                                    PART III


ITEM 17.  FINANCIAL  STATEMENTS

Please refer to Item 18. "Financial Statements".


ITEM 18.  FINANCIAL  STATEMENTS

The Company's Financial Statements, Auditor's Reports, if applicable, and Notes to the Financial Statements, which are required to be filed hereunder, are contained on pages 24 through 39 as follows:

                                                                                        Page
                                                                                        ----

Auditors' Report dated October 23, 2002. . . . . . . . . . . . . . . . . . . . . . . .  25

Balance Sheets as at July 31, 2002 (Audited) . . . . . . . . . . . . . . . . . . . . .  26

Statements of Operations for the period from March 27, 2002 to July 31, 2002 (Audited)  27

Statement of Shareholders' Equity. . . . . . . . . . . . . . . . . . . . . . . . . . .  28

Statement of Cash Flows for the period from March 27, 2002 to July 31, 2002 (Audited).  29

Notes to the Financial Statements as at July 31, 2002  (Audited) . . . . . . . . . . .  30

Balance Sheet as at January 31, 2003 (Unaudited) . . . . . . . . . . . . . . . . . . .  35

Statements of Operations for the six months ended January 31, 2003 (Unaudited) . . . .  36

Statements of Cash Flows for the six months ended January 31, 2003 (Unaudited) . . . .  37

Notes to the Financial Statements as at January 31, 2002 (Unaudited) . . . . . . . . .  38


ITEM 19.  EXHIBITS

The following exhibits have been filed with this Registration Statement.


1.1 Certificate of C.E.O pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002

1.2 Certificate of C.F.O pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002

1.3  The Articles of Incorporation of the Company dated March 27, 2002

1.4  Bylaws of the Company

1.5  Certificate  of  C.E.O pursuant to Section 906 of the Sarbanes-Oxley Act of
     2002

1.6 Certificate of C.F.O. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

1.7 Management Agreement dated August 1, 2002 between the Company and Pemcorp Management Inc.

                                 NORTHWORKS INC.
                          (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS
                         (EXPRESSED IN CANADIAN DOLLARS)


                                  JULY 31, 2002

DAVIDSON & COMPANY                   A Partnership of Incorporated Professionals
                  ====Chartered Accountants=====================================


                                AUDITORS' REPORT

To the Shareholders of
Northworks Inc.
(A Development Stage Company)

We have audited the balance sheet of Northworks Inc. as at July 31, 2002 and the statements of operations, shareholders' equity and cash flows for the period from incorporation on March 27, 2002 to July 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and the results of its operations and its cash flows for the period from incorporation on March 27, 2002 to July 31, 2002 in accordance with Canadian generally accepted accounting principles.


                                                            "DAVIDSON & COMPANY"

Vancouver, Canada                                          Chartered Accountants

October 23, 2002


COMMENTS  BY  AUDITORS  FOR  U.S.  READERS  ON  CANADA
                           - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 2 to the financial statements. Our report to shareholders dated October 23, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


                                                            "DAVIDSON & COMPANY"

Vancouver, Canada                                          Chartered Accountants

October 23, 2002



                          A Member of SC INTERNATIONAL
                          ============================

    1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC,
                                 Canada, V7Y 1G6
                  TELEPHONE (604) 687-0947  FAX (604) 687-6172

NORTHWORKS INC.
(A Development Stage Company)
BALANCE SHEET
(Expressed in Canadian Dollars)
AS AT JULY 31, 2002

==============================================================
ASSETS

CURRENT ASSETS
   Prepaid expenses                                   $ 5,000
                                                      --------

TOTAL ASSETS                                          $ 5,000
==============================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable and accrued liabilities           $ 2,500
                                                      --------

   Total current liabilities                            2,500
                                                      --------

SHAREHOLDERS' EQUITY
   Capital stock (Note 4)
     Authorized
        Unlimited  common shares without par value
     Issued
        5,000,000  common shares                        5,000
   Deficit accumulated during the development stage    (2,500)
                                                      --------

   Total shareholder's equity                           2,500
                                                      --------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $ 5,000
==============================================================

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)

COMMITMENT (Note 6)



ON BEHALF OF THE BOARD:


"William  McCartney"     Director     "Murray  Oliver"     Director
------------------------          -------------------------


   The accompanying notes are an integral part of these financial statements.

NORTHWORKS  INC.
(A Development Stage Company)
STATEMENT  OF  OPERATIONS
(Expressed in Canadian Dollars)
PERIOD FROM INCORPORATION MARCH 27, 2002 TO JULY 31, 2002


========================================================

EXPENSES
  Professional fees                            $  2,500
                                               ---------

LOSS FOR THE PERIOD                            $ (2,500)
========================================================

BASIC AND DILUTED LOSS PER SHARE               $  (0.03)
========================================================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING    79,365
========================================================


    The accompanying notes are an integral part of these financial statements

NORTHWORKS  INC.
(A  Development  Stage  Company)
STATEMENT  OF  SHAREHOLDERS'  EQUITY
(Expressed  in  Canadian  Dollars)


=============================================================================
                                                        Deficit
                                   Capital Stock      Accumulated
                                 ------------------   During the
                                                      Development
                                  Shares    Amount       Stage       Total
----------------------------------------------------------------------------

BALANCE, MARCH 27, 2002                  -  $     -  $          -   $     -

  Capital stock issued for cash  5,000,000    5,000             -     5,000

  Loss for the period                    -        -        (2,500)   (2,500)
                                 ---------  -------  -------------  --------

BALANCE, JULY 31, 2002           5,000,000  $ 5,000  $     (2,500)  $ 2,500
=============================================================================



   The accompanying notes are an integral part of these financial statements.

NORTHWORKS  INC.
(A  Development  Stage  Company)
STATEMENT  OF  CASH  FLOWS
(Expressed  in  Canadian  Dollars)
PERIOD FROM INCORPORATION MARCH 27, 2002 TO JULY 31, 2002


====================================================================

CASH FLOWS FROM OPERATING ACTIVITIES
   Loss for the period                                      $(2,500)

   Changes in non-cash working capital items:
      Increase in prepaid expenses                           (5,000)
      Increase in accounts payable and accrued liabilities    2,500
                                                            --------

   Net cash used in operating activities                     (5,000)
                                                            --------


CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common shares                                  5,000
                                                            --------

   Net cash provided by financing activities                  5,000
                                                            --------


CHANGE IN CASH FOR THE PERIOD                                     -


CASH, BEGINNING OF PERIOD                                         -
                                                            --------


CASH, END OF PERIOD                                         $     -
====================================================================

CASH PAID DURING THE PERIOD FOR INTEREST                    $     -
====================================================================

CASH PAID DURING THE PERIOD FOR INCOME TAXES                $     -
====================================================================


   The accompanying notes are an integral part of these financial statements.

NORTHWORKS  INC.
(A  Development  Stage  Company)
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
JULY  31,  2002


1.   NATURE AND CONTINUANCE OF OPERATIONS

     Northworks Inc. (the "Company") was incorporated under the laws of the Yukon Territory, Canada, on March 27, 2002. The Company is considered to be in the development stage as it has not yet earned significant revenues.

     The Company's principal activity is to seek, investigate and, if such investigation warrants, acquire a majority interest in a business entity. The Company will not restrict its search to any specific business or industry. There can be no assurance that the Company will successfully identify and secure an agreement to acquire or merge with a business on terms acceptable to the Company.


2.   GOING  CONCERN

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, certain conditions noted below currently exist which raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

     The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to complete additional equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

     ===========================================================================
                                                                      July 31,
                                                                        2002
     ---------------------------------------------------------------------------

     Working capital                                                 $   2,500
     Deficit accumulated during the development stage                   (2,500)
     ===========================================================================


3.   SIGNIFICANT  ACCOUNTING  POLICIES

     The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies adopted by the Company are as follows:

     USE  OF  ESTIMATES

     The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

NORTHWORKS  INC.
(A  Development  Stage  Company)
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
JULY  31,  2002

================================================================================


3.   SIGNIFICANT ACCOUNTING POLICIES (cont'd )


     LOSS  PER  SHARE

     Basic loss per share is computed by dividing loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock. Diluted loss per share is not presented separately from loss per share as there were no warrants, options or other dilutive instruments outstanding.


     INCOME  TAXES

     Income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.


4.   CAPITAL  STOCK

     On July 30, 2002, the Company issued 5,000,000 shares of common stock for total proceeds of $5,000.


5.   RELATED  PARTY  TRANSACTION

     During the period ended July 31, 2002, the Company prepaid management fees of $5,000 to a company controlled by the president of the Company pursuant to a management agreement (Note 6).

     This transaction is in the normal course of operations and is measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


6.   COMMITMENT

     The Company entered into a management agreement with a company controlled by the president of the Company on August 1, 2002 for a term of one year. The management agreement requires the Company to pay management fees of $2,500 per month in exchange for corporate finance, management and administrative services.

NORTHWORKS  INC.
(A  Development  Stage  Company)
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
JULY  31,  2002

================================================================================


7.   INCOME TAXES

     A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

================================================================================
                                                                     Period From
                                                                   Incorporation
                                                                    on March 27,
                                                                         2002 to
                                                                        July 31,
                                                                            2002
--------------------------------------------------------------------------------

Loss for the period                                              $       (2,500)
================================================================================

Expected income tax recovery                                     $          980
Unrecognized benefit of non-capital loss                                   (980)
                                                                 ---------------

Total income tax recovery                                        $            -
================================================================================

   The significant component of the Company's future tax asset is as follows:

================================================================================
                                                                        July 31,
                                                                            2002
--------------------------------------------------------------------------------

Future tax asset:
   Non-capital loss carryforward                                 $          980

Valuation allowance                                                        (980)
                                                                 ---------------

Net future tax asset                                             $            -
================================================================================

     The Company has approximately $2,500 of non-capital loss carryforwards expiring in 2009, which can be applied against future years taxable income.

     Future benefits which may arise as a result of this non-capital loss have been offset by a valuation allowance and have not been recognized in these statements.


8.   FINANCIAL  INSTRUMENT

     The Company's financial instrument consists of accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the fair value of this financial instrument approximates its carrying value and the Company is not exposed to significant interest currency or credit risks arising from this financial instrument.

NORTHWORKS  INC.
(A  Development  Stage  Company)
NOTES  TO  THE  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
JULY  31,  2002

================================================================================


9.   SEGMENTED  INFORMATION

     The Company operates in one reportable segment, being the investigation and acquisition of a majority business interest, in Canada.


10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States and SEC Regulation S-X are described and quantified below.

     Prepaid  compensation

     United States GAAP and the SEC require that certain prepaid compensation paid to related parties be deducted from shareholders' equity at the time of payment rather than reflected as an asset.

     The impact on the Company's balance sheet as at July 31, 2002 is as follows:

                                                       Balances under                        Balances under
                                                       Canadian GAAP      Adjustments      United States GAAP
   Current assets                                     $         5,000   $        (5,000)  $                 -

   Total assets                                       $         5,000   $        (5,000)  $                 -

   Current liabilities                                $         2,500                 -   $             2,500
   Shareholder's equity                                         2,500            (5,000)               (2,500)
   Total liabilities and shareholders' equity         $         5,000   $        (5,000)  $                 -

     There is no impact on the Company's statement of operations for the period from incorporation on March 27, 2002 to July 31, 2002.

     The impact on the Company's statement of cash flows for the period from incorporation on March 27, 2002 to July 31, 2002 is as follows:

                                                       Balance under                      Balances under
                                                       Canadian GAAP     Adjustments    United States GAAP
   Net cash used in operating activities              $       (5,000)  $        5,000   $                -
   Net cash provided by financing activities                   5,000           (5,000)                   -
   Change in cash for the period                                   -                 -                   -

   Cash, beginning of period                                       -                -                    -
   Cash, end of period                                $            -                -   $                -

                                 NORTHWORKS INC.
                          (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL  STATEMENTS
                         (EXPRESSED IN CANADIAN DOLLARS)
                                   (UNAUDITED)

                                JANUARY 31, 2003

NORTHWORKS INC.
(A  Development  Stage  Company)
UNAUDITED  BALANCE  SHEET
(Expressed  in  Canadian  Dollars)
AS  AT  JANUARY  31,  2003
=============================================================

ASSETS

TOTAL ASSETS                                        $      -
=============================================================



LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued liabilities          $ 15,155
                                                    ---------

  Total current liabilities                           15,155
                                                    ---------

SHAREHOLDERS' EQUITY
  Capital stock
    Authorized
      Unlimited  common shares without par value
    Issued
      5,000,000  common shares                         5,000
  Deficit accumulated during the development stage   (20,155)
                                                    ---------

  Total shareholders' equity                         (15,155)
                                                    ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $      -
=============================================================

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)

COMMITMENT (Note 5)

BASIS OF PRESENTATION (Note 3)

   The accompanying notes are an integral part of these financial statements.

NORTHWORKS INC.
(A Development Stage Company)
UNAUDITED STATEMENT OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)
=================================================================================================

                                                      Cumulative
                                                         Amounts
                                                        from the
                                                    Commencement
                                                          of the         For the         For the
                                                     Development       Six Month     Three Month
                                                        Stage on    Period Ended    Period Ended
                                                       March 27,     January 31,     January 31,
                                                            2002            2003            2003
-------------------------------------------------------------------------------------------------

EXPENSES
  General administration                           $       1,100   $       1,100   $           -
  Management fees                                         15,000          15,000           7,500
  Professional fees                                        4,055           1,555             139
                                                   --------------  --------------  --------------

LOSS FOR THE PERIOD                                      (20,155)        (17,655)         (7,639)

DEFICIT, BEGINNING OF PERIOD                                   -          (2,500)        (12,516)
                                                   --------------  --------------  --------------

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE   $     (20,155)  $     (20,155)  $     (20,155)
=================================================================================================

BASIC AND DILUTED LOSS PER SHARE                                   $       (0.00)  $       (0.00)
=================================================================================================

BASIS OF PRESENTATION (Note 3)

           The accompanying notes are an integral part of these financial statements.

NORTHWORKS INC.
(A  Development  Stage  Company)
UNAUDITED  STATEMENT  OF  CASH  FLOWS
(Expressed  in  Canadian  Dollars)
=============================================================================================

                                                  Cumulative
                                                     Amounts
                                                    from the
                                                Commencement
                                                      of the         For the         For the
                                                 Development       Six Month     Three Month
                                                    Stage on    Period Ended    Period Ended
                                                   March 27,     January 31,     January 31,
                                                        2002            2003            2003
---------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Loss for the period                          $     (20,155)  $     (17,655)  $      (7,639)

  Changes in non-cash working capital items:
    Decrease in prepaid expenses                           -           5,000               -
    Increase in accounts payable                      15,155          12,655           7,639
                                               --------------  --------------  --------------

  Net cash used in operating activities               (5,000)              -               -
                                               --------------  --------------  --------------


CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common shares                            5,000               -               -
                                               --------------  --------------  --------------

  Net cash provided by financing activities            5,000               -               -
                                               --------------  --------------  --------------

CHANGE IN CASH FOR THE PERIOD                              -               -               -

CASH, BEGINNING OF PERIOD                                  -               -               -
                                               --------------  --------------  --------------

CASH, END OF PERIOD                            $           -   $           -   $           -
=============================================================================================

CASH PAID DURING THE PERIOD FOR INTEREST       $           -   $           -   $           -
=============================================================================================

CASH PAID DURING THE PERIOD FOR INCOME TAXES   $           -   $           -   $           -
=============================================================================================

BASIS OF PRESENTATION (Note 3)


        The accompanying notes are an integral part of these financial statements.

NORTHWORKS INC.
(A  Development  Stage  Company)
NOTES  TO  THE  UNAUDITED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
JANUARY  31,  2003

================================================================================


1.   NATURE AND CONTINUANCE OF OPERATIONS

     Northworks Inc. (the "Company") was incorporated under the laws of the Yukon Territory, Canada, on March 27, 2002. The Company is considered to be in the development stage as it has not yet earned significant revenues.

     The Company's principal activity is to seek, investigate and, if such investigation warrants, acquire a majority interest in a business entity. The Company will not restrict its search to any specific business or industry. There can be no assurance that the Company will successfully identify and secure an agreement to acquire or merge with a business on terms acceptable to the Company.


2.   GOING  CONCERN

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, certain conditions noted below currently exist which raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

     The operations of the Company have primarily been funded by the issuance of capital stock and loans from a related party. Continued operations of the Company are dependent on the Company's ability to complete additional financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms.

     ===========================================================================
                                                                   January 31,
                                                                      2003
     ---------------------------------------------------------------------------

     Working capital deficit                                       $    (15,155)
     Deficit accumulated during the development stage                   (20,155)
     ===========================================================================


3.   BASIS  OF  PRESENTATION

     The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the Company's most recent audited financial statements and accompanying notes. In the opinion of the Company, these unaudited interim financial statements contain all the adjustments necessary to present a fair statement of results for the interim periods presented.

     The Company was incorporated on March 27, 2002 and its first fiscal year ended on July 31, 2002. Accordingly, these interim financial statements as at January 31, 2003 have not been presented on a comparative basis showing the figures for the corresponding period in the preceding year.

NORTHWORKS INC.
(A  Development  Stage  Company)
NOTES  TO  THE  UNAUDITED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
JANUARY  31,  2003
================================================================================


4.   RELATED  PARTY  TRANSACTIONS

     During the six month period ended January 31, 2003, the Company paid or accrued management fees of $15,000 to a company controlled by the president of the Company pursuant to a management agreement (Note 5). This transaction is in the normal course of operations and is measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

     Included in accounts payable as at January 31, 2003 is $11,555 owing to a related party.


5.   COMMITMENT

     The Company entered into a management agreement with a company controlled by the president of the Company on August 1, 2002 for a term of one year. The management agreement requires the Company to pay management fees of $2,500 per month in exchange for corporate finance, management and administrative services.


6. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Material variations in the accounting principles, practices, and methods used in preparing these financial statements from principles, practices, and methods accepted in the United States and in SEC Regulation S-X are described and quantified below.

     PREPAID  COMPENSATION

     United States GAAP and the SEC require that certain prepaid compensation paid to related parties be deducted from shareholders' equity at the time of payment rather then reflected as an asset.

     During the current period presented the Company expensed compensation in the amount of $5,000, which was prepaid in the preceding period. Under United States GAAP, the reported net loss for the current period presented would be reduced by $5,000.

     There is no impact on the Company's balance sheet as at January 31, 2003. There would, however, be under United States GAAP a $5,000 decrease in the both the reported amount of share capital and deficit accumulated during the development stage.

     There is no impact on the Company's statement of cash flows for the six month period from August 1, 2002 to July 31, 2003 is as follows:

                                   SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.


     NORTHWORKS  INC.



By:     "Bill  McCartney"
        -----------------
Name:   William  D.  McCartney
Title:  President  &  Director
Dated:  March 26, 2003


                                 NORTHWORKS INC.
                   SARBANES-OXLEY SECTION 302(A) CERTIFICATION

I, William D. McCartney, Chief Executive Officer, certify that:

     1. I have reviewed the Registration Statement on Form 20-F of Northworks Inc. (the "Registrant")


     2. Based on my knowledge, this Registration Statement does not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Registration Statement;


     3. Based on my knowledge, the financial statements, and other financial information included in this Registration Statement, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Registration statement;


     4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a - 14 and 15d - 14] for the Registrant and we have:

          a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant is made known to us particularly during the period in which this Registration Statement is being prepared;

          b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Registration Statement (the "Evaluation date"); and

          c) presented in this Registration Statement our conclusion about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.


     5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation to the Registrants auditors:

          a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.


     6. The Registrant's other certifying officer and I have indicated in this Registration Statement whether or not there were significant changes to internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date:  March 26, 2003


"William  D.  McCartney"
------------------------
Signature

                                 NORTHWORKS INC.
                   SARBANES-OXLEY SECTION 302(A) CERTIFICATION

I, Murray J. Oliver, Chief Financial Officer, certify that:

     1. I have reviewed the Registration Statement on Form 20-F of Northworks Inc. (the "Registrant")

     2. Based on my knowledge, this Registration Statement does not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Registration Statement;

     3. Based on my knowledge, the financial statements, and other financial information included in this Registration Statement, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Registration statement;

     4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a - 14 and 15d - 14] for the Registrant and we have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the Registrant is made known to us particularly during the period in which this Registration Statement is being prepared;

          b. evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this Registration Statement (the "Evaluation date"); and

          c. presented in this Registration Statement our conclusion about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date.


     5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation to the Registrants auditors:

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.


     6. The Registrant's other certifying officer and I have indicated in this Registration Statement whether or not there were significant changes to internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.




Date:  March 26, 2003


"Murray  J.  Oliver"
--------------------
Signature